June 4, 2024

VIA EDGAR

Christina DiAngelo Fettig

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SCP Private Credit Income BDC LLC (File No. 814-01294)

Dear Ms. Fettig:

On behalf of SCP Private Credit Income BDC LLC (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 17, 2024, with respect to the Staff’s review, pursuant to the Sarbanes-Oxley Act of 2002, of the Company’s annual report on Form 10-K for the year ended December 31, 2023 (the “10-K”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.

In future filings, please disclose the diversification status of the Company in Item 1. Business and in the notes to the financial statements. If the Company is non-diversified, please add disclosure regarding the risks of non-diversification in the Risk Factors section of the 10-K.

Response: The Company confirms that it will comply with the Staff’s comment in future filings.

2.

The Staff refers to page 15 of the 10-K. In future filings, please update the annual gross revenue threshold for emerging growth companies from $1.07 billion to the current threshold of $1.235 billion.

Response: The Company confirms that it will comply with the Staff’s comment in future filings.

3.

The Staff refers to the following sentence on page 45 of the 10-K: “If the BDC cannot meet this test, it is required to treat unfunded commitments as a derivatives transaction subject to the requirements of the rule.” In future filings, please revise this sentence to read as follows: “If the BDC cannot meet this test, it is required to consider unfunded commitments for purposes of computing the BDC’s asset coverage.” Please see Rule 18f-4(e)(1) under the Investment Company Act of 1940, as amended.

Response: The Company confirms that it will comply with the Staff’s comment in future filings.

June 4, 2024

4.	The Staff refers to page 64 of the 10-K. In future filings, please include a hyperlink to where the Company has incorporated by reference the prior year Form 10-K.

Response: The Company confirms that it will comply with the Staff’s comment in future filings.

5.

The Staff refers to page 64 of the 10-K. In future filings, please enhance the MD&A disclosure with more detail going forward. For example, under the “Net Realized Gain” heading, please include additional detail regarding any significant sales that caused the change between periods. See Item 303(b)(2) of Regulation S-K.

Response: The Company confirms that it will comply with the Staff’s comment in future filings.

6.

The Staff refers to the “Management fee payable” line item in the Company’s Consolidated Statements of Assets and Liabilities on page 72 of the 10-K. The Staff notes that in accordance with the investment management agreement between the Company and its investment adviser, the management fees are payable quarterly. However, the amount disclosed in the “Management fee payable” line item is the total amount of the management fees payable for the entire year. Thus, please explain to the Staff on a supplemental basis whether (1) the Company pays the management fees quarterly in accordance with the investment management agreement between the Company and its investment adviser, and (2) whether the amount disclosed in the “Management fee payable” line item has been paid to the Company’s investment adviser.

Response: The Company advises the Staff on a supplemental basis that the Company accrues the management fees payable to the Company’s investment adviser quarterly. As disclosed in Item 1. Business of the 10-K, the Company’s investment adviser may arrange for the Company to direct to a placement agent any portion of the management fee which the Company’s investment adviser is owed for purposes for paying any placement agent fee that the Company’s investment adviser owes to such placement agent. After the end of each quarter in the fiscal year ended December 31, 2023, the placement agent fees owed by the Company’s investment adviser to a placement agent were greater than the quarterly management fees that the Company owed to its investment adviser. Thus, per the request of the Company’s investment adviser, the Company accrued but did not pay the management fees due to its investment adviser during the fiscal year ended December 31, 2023 so that the management fee accrual accumulates to be significant enough to pay a future placement agent fee.

7.

The Staff refers to the description of the Operating Expense Cap on pages 86 and 87 of the 10-K. In future filings, please disclose the expenses that are subject to the Operating Expense Cap, similar to how the Company has disclosed the expenses that are subject to the Operating Expense Cap on page 7 of the 10-K.

June 4, 2024

Response: The Company confirms that it will comply with the Staff’s comment in future filings.

8.	The Staff refers to page 88 of the 10-K. In future filings, as it relates to the debt obligations, disclose in which level of the fair value hierarchy those debt obligations would be classified.

Response: The Company confirms that it will comply with the Staff’s comment in future filings.

9.	The Staff refers to page 89 of the 10-K. In future filings, disclose how the weighted average was calculated.

Response: The Company confirms that it will comply with the Staff’s comment in future filings.

10.	The Staff refers to page 95 of the 10-K and Item 401(b) of Regulation S-K. In future filings, disclose the term of office of the Company’s executive officers and board members.

Response: The Company advises the Staff on a supplemental basis that because the Company is organized as a Delaware limited liability company, the Company’s governing documents do not currently provide for the Company’s board members and executive officers to have a term of office, which the Company will disclose in future filings.

11.

The Staff refers to the officer certifications that were filed as exhibits to the 10-K. In future filings, please include the title of the certifying officer below the officer’s name in the signature block.

Response: The Company confirms that it will comply with the Staff’s comment in future filings.

12.

The Staff refers to the XBRL tagging requirements with respect to the 10-K. In future filings, please use standard U.S. GAAP taxonomy for “Receivable for investments sold” in the Consolidated Statements of Assets and Liabilities, “Other income” in the Consolidated Statement of Operations, and unfunded commitments in the notes to the financial statements. In addition, please consider the use of axis tags for affiliated income.

Response: The Company confirms that it will comply with the Staff’s comment in future filings with respect to the XBRL tagging requirements for “Receivable for investments sold” in the Consolidated Statements of Assets and Liabilities, “Other income” in the Consolidated Statement of Operations, and unfunded commitments in the notes to the financial statements. The Company will also consider the use of axis tags for affiliated income.

*   *   *

June 4, 2024

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 625-3838.

Sincerely,

/s/ Vlad Bulkin
Vlad Bulkin

cc:	Shiraz Y. Kajee / SCP Private Credit Income BDC LLC